

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Purnanand D. Sarma, Ph.D.
Chief Executive Officer
Immunome Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341

> **Re: Immunome Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed August 12, 2020**
> **File No. 377-03406**

Dear Dr. Sarma:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed August 12, 2020

Prospectus Summary , page 1

1. Please add disclosure to clarify that, while the company has been working on oncology applications of its therapeutic platforms for an extended period of time, the infectious disease applications needed to develop a therapeutic approach to combat the SARS-CoV-2 virus are a new area of study. Clarify any significant disparities between the two applications that you have already identified, and balance the disclosure by noting any risks associated with the shift in focus.

2. Please amend your disclosure to clarify what makes your platform different from other research platforms, and whether any other research currently employs a similar approach. In particular, explain what you mean when you say your approach is "unbiased," and

whether that is unique to your company. If it is not unique, contrast your approach to those of other companies.

3. Please define hybridoma, immunoglobulins and IL-38 and other terms of art on first use.

4. Please provide more information about the therapeutic approach to SARS-CoV2, how it differs from your approach to oncological disease, and the timing of anticipated product candidate development. Clarify early in your disclosure the time that you anticipate being required to bring such products to market.

5. Please disclose in the Risk Factors Summary on page 4 that you have on hand funds sufficient to fund your operations only into January 2021. Please make a conforming revision to the going concern risk factor on page 12.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Julia Griffith at 202-551-3267 to discuss how to submit the materials, if any, to us for our review.

Summary Financial Data, page 8

7. Please revise note (1) to reference financial statement Note 2. Also, please expand this note to clarify that the EPS data gives effect to the reverse stock split mentioned on page 7.

Risk Factors, page 10

8. Please refer to the risk factor on page 23 discussing the company's possible use of accelerated approval pathways for FDA approval. Please disclose the specific programs applicable to products or therapeutic platforms that you are currently developing.

Strategic Collaborations and License Agreements
IMM-BCP-01 Collaboration with the DoD, page 96

9. Please expand the description of your agreement with the DoD to disclose the materials terms of the agreement. In doing so, please address the nature, scope and ownership of intellectual property created or transferred through the collaboration, each parties' rights and obligations, the duration of the agreement, as well as provisions for future payments and royalties, if any. Please make conforming revisions to the description of the agreement in the prospectus summary.

Purnanand D. Sarma, Ph.D.
Immunome Inc.
September 1, 2020
Page 3

        You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please
contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other
questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences